FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
____________

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 News Release

April 1, 2009, Gold Reserve Provides Litigation Update

Forward Looking Statements

     Certain statements included herein constitute forward-looking statements that may state Gold Reserve’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. While certain statements in this report may be within the meaning of “forward-looking statements” under Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the safe harbor provided by Section 21E of the Exchange Act does not apply to any forward-looking statements made in connection with the offer by Rusoro to acquire Gold Reserve shares, including the forward-looking statements contained in this report. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations; the outcome of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and Barbados to determine the compensation due to Gold Reserve in the event that Gold Reserve and the Venezuelan government do not reach an agreement regarding construction and operation of the Brisas project, or the Brisas project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas project; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the result or outcome of the leave for appeal for Rusoro Mining Ltd. ("Rusoro") with respect to the interlocutory injunction restraining Rusoro from proceeding with any unsolicited takeover bid of the Company until the conclusion and disposition at trial; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve; the potential volatility of Gold Reserve shares; the price and value of the Gold Reserve notes; uncertainty as to the future value of Gold Reserve; the prospects for exploration and development of projects by Gold Reserve; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

     In addition to being subject to a number of assumptions, forward-looking statements contained herein involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including the risks identified under “Important Note for U.S. Investors Concerning Resource Calculations” as well as the risks identified in the filings by Gold Reserve with the SEC and Canadian provincial securities regulatory authorities, including Gold Reserve’s annual information form for the year ended December 31, 2008, dated March 31, 2009, and Gold Reserve’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on March 31, 2009.

(Signature page follows)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 1, 2009

GOLD RESERVE INC.
(Registrant)

By:	s/Robert A. McGuinness
Name:	Robert A. McGuinness
Title:	Vice President – Finance & CFO

GOLD RESERVE PROVIDES LITIGATION UPDATE

SPOKANE, Washington, April 1, 2009

Gold Reserve Inc. (TSX:GRZ – NYSE-Amex:GRZ) announced today that Rusoro Mining Ltd. (TSX-V:RML) (“Rusoro”) has filed in the Ontario Superior Court of Justice a “Statement of Defence and Counterclaim” to an action filed December 16, 2008 by the Company against Rusoro and Endeavour Financial International Corporation.

The action filed by the Company in December 2008, sought an injunction restraining Rusoro and Endeavour from proceeding with Rusoro’s unsolicited offer which was granted by the Courts on February 10, 2009, monetary damages of Cdn $550 million, and various other items.

In the Statement of Defence and Counterclaim, Rusoro denies the Company’s claims and counterclaims against the Company for, among other things, damages of Cdn $ 102.5 million allegedly arising from the Company’s successful motion for an interlocutory injunction restraining Rusoro from making a hostile take-over bid for the Company.

Rusoro further states, “Rusoro has suffered damages as a result of the interlocutory injunction including, but not limited to, the lost opportunity to acquire Gold Reserve based on an exchange of three Rusoro shares for each share of Gold Reserve, and the costs associated with the Rusoro Offer, all of which have been thrown away as a result of the interlocutory injunction and for all of which Gold Reserve is liable” and “Rusoro has also suffered damages as a result of Gold Reserve’s failure to restore to its previous state the land it used to access its Choco 5 property.”

Doug Belanger, President of Gold Reserve, said, “Regarding the interlocutory injunction, we presented our case and they presented theirs and the Judge ordered the interlocutory injunction. In respect of their claim for the lost opportunity to acquire the Company, it is important to note that less than 3% of our shareholders tendered to their offer.”

Regarding the above noted claims we will take the appropriate legal actions and defend against these matters.

Gold Reserve Inc. is a Canadian company, which holds the rights to the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that may state Gold Reserve’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this release, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. While certain statements in this release may be within the meaning of “forward-looking statements” under Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the safe harbor provided by Section 21E of the Exchange Act does not apply to any forward-looking statements made in connection with the offer by Rusoro to acquire Gold Reserve shares, including the forward-looking statements contained in this release.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations; the outcome of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and Barbados to determine the compensation due to Gold Reserve in the event that Gold Reserve and the Venezuelan government do not reach an agreement regarding construction and operation of the Brisas project, or the Brisas project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas project; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas project (including capital and operating cost estimates);risk that actual mineral reserves may vary considerably from estimates presently made ;impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used);our dependence upon the abilities and continued participation of certain key employees; the result or outcome of the leave for appeal for Rusoro Mining Ltd. ("Rusoro") with respect to the interlocutory injunction restraining Rusoro from proceeding with any unsolicited takeover bid of the Company until the conclusion and disposition at trial; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve; the potential volatility of Gold Reserve shares; the price and value of the Gold Reserve notes; uncertainty as to the future value of Gold Reserve; the prospects for exploration and development of projects by Gold Reserve; and risks normally incident to the operation and development of mining properties.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including the risks identified under “Important Note for U.S. Investors Concerning Resource Calculations” as well as the risks identified in the filings by Gold Reserve with the SEC and Canadian provincial securities regulatory authorities, including Gold Reserve’s annual information form for the year ended December 31, 2008, dated March 31, 2009, and Gold Reserve’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on March 31, 2009.

FOR FURTHER INFORMATION:
Internet – www.goldreserveinc.com

Investor Information
Rubenstein Investor Relations
Tim Clemensen
212-843-9337
tclemensen@rubensteinir.com

Company Contact
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500 Fax (509) 623-1634